UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-38894

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Mayville Engineering Company, Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mayville Engineering Company, Inc.

135 S. 84th Street, Suite 300

Milwaukee, Wisconsin 53214

Mayville Engineering Company, Inc. 401(k) Plan

*Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrative Committee, Plan Administrator, and Plan Participants

Mayville Engineering Company, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Mayville Engineering Company, Inc. 401(k) Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2020.

Minneapolis, Minnesota

June 18, 2026

Mayville Engineering Company, Inc.

401(k) Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2025	2024
Assets:
Investments at fair value:
Mutual funds	$139,903	$122,967
Corporate common stock	44,339	33,106
Net assets available for benefits	$184,242	$156,073

See Notes to Financial Statements

Mayville Engineering Company, Inc.

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

(in thousands)

Year Ended
December 31, 2025
Additions:
Investment income:
Net appreciation in fair value of investments	$24,205
Interest and dividends	2,387
Total investment income	26,592
Contributions:
Participants	9,326
Company	3,431
Rollovers	6,145
Total contributions	18,902
Total additions	45,494
Deductions:
Benefits paid to participants	27,849
Administrative expenses	172
Total deductions	28,021
Net increase before transfers	17,473
Plan transfers (see Note 4)	10,696
Net increase after transfers	28,169
Net assets available for benefits:
Beginning of year	156,073
End of year	$184,242

See Notes to Financial Statements

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

(in thousands, except share amounts)

Note 1. Description of Plan

The following description of the Mayville Engineering Company, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Mayville Engineering Company, Inc. (the Company). The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and the purpose is to enable eligible employees to save for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

Employees become eligible to participate in the Plan for both employee and employer match contributions on the first entry date after an employee’s hire date. The entry dates of the Plan are January 1, April 1, July 1 and October 1.

Employees are also eligible to receive Company profit sharing contributions after they have completed 1,000 hours of service within a plan year and are employed by the Company on the last day of the Plan year. There are certain circumstances where the eligibility rules are waived including military leave, medical leave, retirement and death.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, as defined by the Plan. Participants may elect to have any portion, or all of their contributions designated as Roth 401(k) contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 4% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The Plan also has a provision for auto-escalation of contribution rates of 1% each year, capped at 6%.

All Plan participants are eligible for employer matching contributions equal to 50% of the participant’s contributions up to a maximum of 6% of eligible compensation.

The Company can make a discretionary contribution of Company stock authorized by the Board of Directors. These Company discretionary contributions are usually approved at the end of each calendar year and funded in the subsequent year resulting in a contribution receivable on the Statements of Net Assets Available for Benefits. For a participant to be eligible for the Company discretionary contribution of Company stock, the participant must work 1,000 hours during the year and be employed at the end of the year. The Company did not make any discretionary contributions in the form of Company stock for the year ended December 31, 2025.

Contributions are subject to certain Internal Revenue Service (IRS) limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company’s contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements — (Continued)

Vesting

Participants are immediately vested in their contributions and non-elective safe harbor contributions plus actual earnings thereon. Vesting in the Company’s match and discretionary contribution portion of their accounts is based on years of continuous service. Participants are 100% vested in the Company’s match and discretionary contributions after two years of credited service. Upon a participant’s death or total disability, each participant’s accrued benefits shall become 100% vested.

Notes Receivable from Participants

Participant loans are not permitted by the Plan.

Payment of Benefits

Active participants may elect a hardship distribution as eligible according to the Plan document under certain Plan and IRS conditions. On termination of service due to death, disability, retirement or other reason, a participant will receive a lump sum amount equal to the value of the participant’s vested interest in his or her account on the distribution date for the plan year, following the plan year in which you terminate employment. However, if the value of the vested benefit is less than $7, a lump sum distribution will be made regardless of whether or not an election has been made.

Forfeited Accounts

At December 31, 2025 and 2024, forfeited nonvested accounts totaled $17, and $48, respectively. These accounts can be used as, or offset, future Company contributions or cover administrative expenses. For the year ended December 31, 2025, Company contributions were reduced by $203 from forfeited nonvested accounts.

Administration

The Company is the administrator of the Plan and has appointed Principal Financial Group as recordkeeper, custodian and trustee. The custodian is responsible for investing and safekeeping all of the assets of the Plan.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Accordingly, the Plan’s financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for further discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as, held during the year.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of the Plan’s assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements — (Continued)

Expenses

Administrative expenses may be paid either by the Plan or by the Company. Expenses paid by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are included in administrative expenses. In addition, certain investment related expenses are included in net appreciation in fair value of investments.

Payments of Benefits

Benefits are recorded when paid.

Subsequent Events

Subsequent events have been evaluated through the date the financial statements were available to be issued.

On July 1, 2025, the Company acquired 100% of the membership interests of Accu-Fab, LLC (Accu-Fab). As a result, on January 16, 2026, funds totaling $4,951 were transferred to the Plan. The investment objectives and policies of the funds will not change as a result of this transaction.

Note 3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

Note 4. Plan Transfers

Plan transfers for the year ended December 31, 2025 consists of:

2025
ESOP diversification	$10,696

ESOP Diversification: Plan participants who also participate in the Mayville Engineering Company, Inc. Employee Stock Ownership Plan (ESOP) and meet certain eligibility requirements of the ESOP are allowed to transfer a portion of their account balances from the ESOP to the Plan under the diversification provisions of the ESOP. Participants who have completed at least 10 years of service and have attained the age of 50 may elect to diversify their account balances and have the opportunity to transfer up to 50% of their ESOP balance into their Plan account during the next five-year period. After the five-year election period, additional transfers are allowed but are limited to 75% of their account balance.

In addition to the above, of the $6,145 of rollovers listed on the Statement of Changes in Net Assets Available for Benefits, $5,234 relate to rollover contributions from the ESOP.

Note 5. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

●	quoted prices for similar assets or liabilities in active markets;

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements — (Continued)

●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability;
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Mutual Funds – Valued at the daily closing price as reported by the funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Company Stock – Valued at the daily closing price as recorded by the New York Stock Exchange.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025:

	2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$139,903	$—	$—	$139,903
Company stock	44,339	—	—	44,339
Total investments at fair value				$184,242

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024:

	2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$122,967	$—	$—	$122,967
Company stock	33,106	—	—	33,106
Total investments at fair value				$156,073

Note 6. Tax Status

The Company adopted a prototype volume submitter profit sharing 401(k) Plan with a cash or deferral arrangement which received a letter from the IRS dated June 30, 2020, stating that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the opinion letter. The Plan Administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Note 7. Party-in-Interest and Related Party Transactions

Fees incurred by the Plan for investment management by Principal Financial Group, or its affiliates, are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Fees paid by the Plan

Mayville Engineering Company, Inc.

401(k) Plan

Notes to Financial Statements — (Continued)

for other administrative services amounted to $172 for the year ended December 31, 2025, which is included under administrative expenses on the Statement of Changes in Net Assets Available for Benefits.

The Plan also offers the Mayville Engineering Company (MEC) Stock Fund, which primarily consists of common stock as an investment option. The Company is the sponsoring employer and, therefore, a related party of the Plan. At December 31, 2025 and 2024, the Plan held 2,488,176 and 2,193,927 shares, respectively, of common stock with a cost basis of $32,083 and $26,665, respectively. During 2025, the Plan acquired $3,644 of common stock. The Plan received proceeds from the sale of common stock of $13,158 and realized a gain of $1,804 on these sales during 2025. All of the sales were participant directed transactions in 2025.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Mayville Engineering Company, Inc.

401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2025

(in thousands)

Plan Sponsor: Mayville Engineering Company, Inc.

Plan Sponsor EIN: 39-0944729

Plan Number: 003

	(b)	(c)	(d)	(e)
	Identity of Issue, Borrow,	Description of Investment Including Maturity Date, Rate
(a)	Lessor, or Similar Party	of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Mutual Funds
	T. Rowe Price	Retirement 2035	**	$15,245
	Fidelity	500 Index	**	14,398
	T. Rowe Price	Retirement 2030	**	14,271
	T. Rowe Price	Retirement 2040	**	12,407
	Janus Henderson	Forty N	**	10,840
	T. Rowe Price	Retirement 2050	**	8,596
	T. Rowe Price	Retirement 2045	**	8,114
	T. Rowe Price	Retirement 2025	**	7,774
	T. Rowe Price	Retirement 2055	**	5,760
*	Principal Global Investors	Government Money Market R6 Fund	**	5,465
	Janus Henderson	Research N	**	5,340
	T. Rowe Price	Retirement 2060	**	4,556
	Fidelity	Advisor Stock Selector Mid Cap	**	3,265
	MFS	Value R3	**	2,901
	Nuveen	Small Cap Select	**	2,797
	Capital Research and Mgmt. Co.	American Funds Capital World Growth and Income R6	**	2,729
	Capital Research and Mgmt. Co.	American Funds EuroPacific Growth R6	**	2,607
	T. Rowe Price	Retirement 2065	**	2,387
	T. Rowe Price	Retirement 2020	**	2,314
	T. Rowe Price	Retirement Balanced	**	2,053
	PIMCO	Total Return Institutional	**	1,992
	J.P. Morgan	Mid Cap Value R6 Fund	**	1,681
	Nuveen	Mid Cap Growth Opportunities	**	1,090
	Vanguard Group	Inflation-Protected Securities Admiral	**	628
	T. Rowe Price	Retirement 2010	**	270
	Nuveen	Real Estate Securities	**	245
	T. Rowe Price	Retirement 2015	**	167
	T. Rowe Price	Retirement 2070	**	11
	Total Mutual Funds			$139,903
	Corporate Common Stock
*	MEC	Common stock, no par value	**	44,339
	Total			$184,242

* Represents a party-in-interest to the Plan.

** Information not required for participant directed investments

See report of independent registered public accounting firm

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mayville Engineering Company, Inc. 401(k) Plan

Date: June 18, 2026	By:	/s/ Rachele M. Lehr
Rachele M. Lehr
Chief Financial Officer